

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2010

Kevin Mansell
Chairman, President and Chief Executive Officer
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051

> **Re:** **Kohl's Corporation**
> **Form 10-K for the Fiscal Year Ended January 30, 2010**
> **Filed March 19, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2010**
> **File No. 001-11084**

Dear Mr. Mansell:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Wesley S. McDonald
Richard D. Schepp, Esq.